April 22, 2025

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

        Re: Nitches, Inc.
            Form 10-K for the fiscal year ended August 31, 2023
            Filed December 7, 2023
            Form 8-K furnished on March 6, 2025
            File No. 000-13851
Dear John Morgan:

        We issued comments to you on the above captioned filings on March 26, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 6, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing